SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

August 8, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended January 1, 2012
Filed February 23, 2012
File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (“SanDisk,” the “Company” or “we”) hereby sets forth the following information in response to the comment contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated July 11, 2012, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended January 1, 2012. We have set forth below the comment received by the Staff. Following the Staff comment is the Company’s response thereto.

Part III Information Incorporated By Reference to Definitive Proxy Statement on Schedule 14A Filed April 30, 2012

Executive Compensation

Long-Term Share-Based Incentive Awards, page 34

1.
Please confirm in future filings that you will provide an individualized discussion of the factors that led your Compensation Committee to grant the specific equity awards to your named executive officers. In particular, your discussion should include specific explanations for the large increases in restricted stock units and options awarded to Mr. Sanjay Mehrotra and other named executive officers. Please provide us draft disclosure in your response letter.

Response:

In future filings, to the extent applicable, the Company will provide an individualized discussion of the factors that led the Compensation Committee of the Company to grant specific equity awards to the Company’s named executive officers, including specific explanations for large increases in restricted stock units and options awarded to the named executive officers.

A draft disclosure of the individualized discussions of the factors that led the Compensation Committee to grant the specific equity awards to the Company’s named executive officers in fiscal 2011 is set forth below:

“In fiscal 2011, the Compensation Committee granted each Named Executive Officer restricted stock units and stock options as described under “Grants of Plan-Based Awards in Fiscal 2011.” The Compensation Committee considered the following in connection with its approval of grants of restricted stock units and stock options to each Named Executive Officer:

• Mr. Mehrotra - In January 2011, the Compensation Committee granted Mr. Mehrotra restricted stock units and stock options in connection with his promotion to Chief Executive Officer, effective as of January 1, 2011. In connection with its approval of such grants, the Compensation Committee considered Mr. Mehrotra’s appointment as Chief Executive Officer, effective as of January 1, 2011, his increased responsibilities in light of such promotion, and the economic value of the share-based awards provided to newly appointed chief executive officers by comparable companies, including the Company’s peer companies. In addition, the Compensation Committee considered Mr. Mehrotra’s individual performance related to the operational and corporate management of the Company in fiscal 2010 in the role of President and Chief Operating Officer, and the economic value of the share-based awards granted to comparable executive officers at the Company’s peer companies.

In February 2011, the Compensation Committee granted Mr. Mehrotra additional restricted stock units and stock options. In connection with its approval of such grants, the Compensation Committee evaluated benchmarking data and determined that the January 2011 grants did not adequately compensate Mr. Mehrotra for both his new responsibilities as Chief Executive Officer and his performance in fiscal 2010 as the President and Chief Operating Officer. In addition to benchmarking data, the Compensation Committee considered the proportional amount and value of Mr. Mehrotra’s unvested share-based incentive awards in comparison to the other Named Executive Officers;

• Ms. Bruner - In February 2011, the Compensation Committee granted Ms. Bruner restricted stock units and stock options, and in connection with its approval of such grants, the Compensation Committee considered the economic value of the share-based awards granted to comparable executive officers at the Company’s peer companies, Ms. Bruner’s position and responsibilities as Executive Vice President, Administration and Chief Financial Officer and individual performance in the recent period related to the Company’s financial matters, investor relations and other administrative and infrastructure functions, as well as corporate management of the Company, the Company’s financial performance in fiscal 2010 and the proportional amount and value of Ms. Bruner’s unvested share-based incentive awards in comparison to the other Named Executive Officers;

• Mr. Brelsford - In February 2011, the Compensation Committee granted Mr. Brelsford restricted stock units and stock options, and in connection with its approval of such grants, the Compensation Committee considered the economic value of the share-based awards granted to comparable executive officers at the Company’s peer companies, Mr. Brelsford’s position and responsibilities as Chief Legal Officer and Senior Vice President of IP Licensing and individual performance in the recent period related to the Company’s legal matters and intellectual property licensing, the Company’s financial performance in fiscal 2010 and the proportional amount and value of Mr. Brelsford’s unvested share-based incentive awards in comparison to the other Named Executive Officers;

• Mr. Sadana - In February 2011, the Compensation Committee granted Mr. Sadana restricted stock units and stock options, and in connection with its approval of such grants, the Compensation Committee considered the economic value of the share-based awards granted to comparable executive officers at the Company’s peer companies, Mr. Sadana’s position and responsibilities as Senior Vice President and Chief Strategy Officer and individual performance starting from April 2010 related to the Company’s overall strategy and mergers and acquisitions, the Company’s financial performance in fiscal 2010 and the proportional amount and value of Mr. Sadana’s unvested share-based incentive awards in comparison to the other Named Executive Officers, which was higher due to Mr. Sadana joining the Company in April 2010; and

• Mr. Cedar - In February 2011, the Compensation Committee granted Mr. Cedar restricted stock units and stock options, and in connection with its approval of such grants, the Compensation Committee considered the economic value of the share-based awards granted to comparable executive officers at the Company’s peer companies, Mr. Cedar’s position and responsibilities as Executive Vice President and Chief Technology Officer and individual performance in the recent period related to technology development and technology planning, the Company’s financial performance in fiscal 2010 and the proportional amount and value of Mr. Cedar’s unvested share-based incentive awards in comparison to the other Named Executive Officers.”

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The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss any additional comments the Staff may have at your earliest convenience.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Chief Legal Officer and Senior Vice President of IP Licensing, James Brelsford at (408) 801-2440.

Yours truly,
/s/ Judy Bruner
Judy Bruner
Executive Vice President, Administration & Chief Financial Officer
SanDisk Corporation

cc: James Brelsford, Chief Legal Officer & Senior Vice President of IP Licensing

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